Connected Media Technologies, Inc.
80 Southwest 8th Street, Suite 2230
Miami, Florida 33130

April 12, 2007

VIA EDGAR
John Reynolds, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Connected Media Technologies, Inc. (the “Registrant”)
Form SB-2 filed on September 1, 2006 (the “Registration Statement”)
File No. 333-137068

Dear Mr. Reynolds:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) for an order permitting the Registrant to withdraw the above referenced Registration Statement.

No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance wit the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,

/s/ Jeffrey W. Sass
    Jeffrey W. Sass
Chief Executive Officer